FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item		Sequential Page Number
1.	First quarter 2004 earnings report	3
2.	Press Release published on April 20, 2004	20

ITEM 1

www.santandersantiago.cl

BANCO SANTANDER SANTIAGO ANNOUNCES

RESULTS FOR THE FIRST QUARTER 2004

•	In 1Q 2004 net income totaled Ch$51,277 million (Ch$0.27 per share and US$0.45/ADR), increasing 26.6% compared to 1Q 2003. The Bank’s ROE increased to 20.1% in 1Q 2004 compared to 17.0% in 1Q 2003.

•	Total loans, excluding interbank loans, increased 6.5% in 1Q 2004 compared to year-end 2003. The Bank’s loan market share rose from 22.6% in December 2003 to 23.3% in March 2004.

•	Between 4Q 2003 and 1Q 2004 time deposits increased 8.5%, non-interest bearing liabilities increased 15.4% and mutual funds under management increased 23.4%.

•	Past due loans at March 31, 2004 decreased 10.6% compared to December 31, 2003 and 17.5% compared to March 31, 2003.

•	The net interest margin remained stable at 4.3% in the quarter as a result of the improvement in the asset and funding mix. Fee income increased 4.1% in 1Q 2004 compared to 1Q 2003. Operating expenses decreased 2.9%. The efficiency ratio improved to 43.2% in 1Q 2004 compared to 45.8% in 1Q 2003.

•	The Bank to payout 100% of 2003 net income (Ch$1.10 per share) on May 4, 2004.

CONTACTS:
Raimundo Monge	Robert Moreno	Desirée Soulodre
562-320-8505	562-320-8284	562-647-6474

Santiago, Chile, April 29, 20041–. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the first quarter 2004. These results are reported on a consolidated basis in accordance with Chilean GAAP2

In 1Q 2004 net income totaled Ch$51,277 million (Ch$0.27 per share and US$0.45/ADR), increasing 26.6% when compared to 1Q 2003. The Bank’s ROE increased to 20.1% in 1Q 2004 compared to 17.0% in 1Q 2003. In the same period the ROE for the Chilean financial system reached 18.1%. The efficiency ratio improved to 43.2% in 1Q 2004 compared to 45.8% in 1Q 2003 and 52.3% for the Chilean banking sector.

The Bank’s results in the first quarter reflect the shift of the Bank away from merger related activities to commercial growth. This was also aided by the recovery of the economy, which has fuelled demand for bank products. As of March 31, 2004 total loans, excluding interbank loans, increased 6.5% compared to year-end 2003. The Bank’s market share rose from 22.6% as of December 31, 2003 to 23.3% as of March 31, 2004. The strong growth rate of Chile’s export sector has fueled growth of the Bank’s foreign trade business. This is reflected in the 43.1% increase in foreign trade loans and the 16.2% rise in contingent operations since the beginning of the year. At the same time, loan growth in high yielding retail products has also been steadily rising. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. The conclusion of merger related distractions has also led to an improvement in productivity in the branch network as commercial executives have been able to dedicate more time to selling bank products. Consumer loans grew 5.6% between March 31, 2004 and year-end 2003 and 13.3% in 12 months. Leasing loans grew 6.4% since the beginning of the year and 7.5% in 12 months.

The greater commercial activity was also apparent in the growth of the Bank’s funding activities. Total customer funds increased 13.0% between 4Q 2003 and 1Q 2004. Time deposits increased 8.5% since the beginning of the year. Negative inflation and low interest rates positively impacted the balance of non-interest bearing deposits which grew 15.4% between the end of 4Q 2003 and 1Q 2004. The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields and the Bank generates fee income. Mutual funds under management increased 23.4% compared to the end of 4Q 2003 and 50.8% YoY.

Asset quality improved in the quarter. Total provisions for loan losses, net of loan loss recoveries, decreased 41.5% compared to 1Q 2003. Past due loans at March 31, 2004 decreased 10.6% compared to December 31, 2003 and 17.5% compared to March 31, 2003. As a result the coverage ratio of past due loans improved to 104.8% compared to 99.1% as of December 31, 2003 and 93.3% as of March 31, 2003.

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of March 31, 2004 was Ch$623.21 per dollar. March 2003 figures are in constant Chilean pesos as of March 31, 2004 and have been adjusted by the price level restatement factor of 0.9999. December 31, 2003 figures are in constant Chilean pesos of March 31, 2004 and have been adjusted by the price level restatement factor of 0.9950.

Net financial income in 1Q 2004 decreased 4.8% compared to 1Q 2003 and the net interest margin remained stable at 4.3%. The negative effects of low interest rates and inflation on the Bank’s margin were partially offset by the improved asset and funding mix.

The Bank’s net fee income rose 4.1% compared to 1Q 2003. This rise was due to an increase in fees mainly from the Bank’s subsidiaries. Mutual funds fees increased 27.0% compared to 1Q 2003. The Bank increased the dedicated sales force of the mutual fund subsidiary and proactively redirected time deposits to mutual funds. At the same time, insurance brokerage fees rose 82.9% in 1Q 2004 compared to 1Q 2003. The sale of insurance products through our branch network has also continued to grow strongly.

In 1Q 2004 fees from contingent loan operations increased 32.4% compared to 1Q 2003. The Bank also recognized important growth in fees from guarantees and contingent operations related to foreign trade operations.

Operating expenses decreased 2.9% in 1Q 2004 compared to 1Q 2003. Personnel expenses decreased 1.4% and administrative expenses fell 6.5%. The main driver of the positive evolution of the Bank’s cost were the savings and synergies produced by the merger.

Banco Santander Santiago	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Net financial income	105,461	110,746	110,747	(4.8)%	(4.8)%
Total provisions, net of recoveries	(14,211)	(9,599)	(24,290)	(41.5)%	48.0%
Fees and income from services	27,453	25,447	26,361	4.1%	7.9%
Operating expenses	61,957	60,123	63,818	(2.9)%	3.1%
Income before income taxes	62,566	79,325	48,792	28.2%	(21.1)%
Net income	51,277	65,525	40,496	26.6%	(21.7)%

Net income/share (Ch$)	0.27	0.35	0.21	26.6%	(21.7)%
Net income/ADR (US$)[1]	0.45	0.61	0.31	45.2%	(26.2)%

Total loans	7,974,690	7,580,687	7,943,116	0,4%	5,2%
Customer funds	7,377,993	6,530,714	7,036,787	4.8%	13.0%
Customer deposits	6,105,080	5,499,160	6,192,840	(1.4)%	11.0%
Mutual funds	1,272,913	1,031,554	843,947	50.8%	23.4%
Shareholders’ equity	1,070,947	1,012,324	1,014,259	5.6%	5.8%

Net financial margin	4.3%	4.7%	4.3%
Efficiency ratio	43.2%	42.4%	45.8%
Fees / Operating expenses	44.3%	42.3%	41.3%
ROE [2]	20.1%	32.2%	17.0%
PDLs / Total loans	1.89%	2.23%	2.30%
Coverage ratio of PDLs	104.8%	99.1%	93.3%
Reserves / loans	1.98%	2.21%	2.15%
BIS ratio	16.7%	14.6%	16.6%
Branches	341	345	346
ATMs	1,027	1,081	1,104
Employees	7,445	7,535	8,156

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Earnings / Average Capital & Reserves.

INTEREST EARNING ASSETS

Loans increase 6.5% between year-end 2003 and March 31, 2004

Interest Earning Assets	Quarter ended,			% Change
(Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	March 31, 2003	March 2004/2003	March 2004 / Dec. 2003
Commercial loans*	2,725,450	2,499,846	2,792,429	(2.4%)	9.0%
Consumer loans *	967,180	773,320	729,378	32.6%	25.1%
Residential mortgage loans**	1,385,912	1,368,097	1,405,666	(1.4%)	1.3%
Foreign trade loans	615,996	430,444	518,023	18.9%	43.1%
Leasing	457,211	429,791	425,212	7.5%	6.4%
Other outstanding loans ***	663,477	943,120	1,143,580	(42.0%)	(29.7%)
Past due loans	150,916	168,863	183,013	(17.5%)	(10.6%)
Contingent loans	958,546	824,892	678,300	41.3%	16.2%

Total loans excluding interbank	7,924,688	7,438,373	7,875,601	0.6%	6.5%

Total financial investments	2,076,666	1,904,086	2,383,646	(12.9%)	9.1%
Interbank loans	50,002	142,314	67,515	(25.9%)	(64.9%)

Total interest-earning assets	10,051,356	9,484,773	10,326,762	(2.7%)	6.0%

*	As of January 2004 the SBIF reclassified lines of credit from other loans to consumer or commercial loans depending on their origin.
**	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	* Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans. As of January 2004 excludes lines of credit.

As of January 2004 the Superintendency of Banks (SBIF) reclassified lines of credit from other loans to consumer or commercial loans depending on their origin. The growth rates of the consumer loans and commercial loans adjusting for this change were the following:

Adjusted growth rates	% Change
(Ch$ million March 31, 2004)	March 2004/ 2003	March 2004 / Dec. 2003
Commercial loans	(6.6)%	1.2%

Consumer loans	13.3%	5.6%

Loan growth increased significantly in 1Q 2004 with growth in all products and business segments. As of March 31, 2004 total loans, excluding interbank loans, increased 6.5% compared to year-end 2003. The Bank’s market share rose from 22.6% as of December 31, 2003 to 23.3% as of March 31, 2004.

Corporate banking

Loan growth by business segment (Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	% Change
Corporate banking	3,478,559	3,165,322	9.9%

The 9.9% increase in lending in corporate banking between year-end 2003 and the end of 1Q 2004 was led by a 28.3% rise in foreign trade related business. Santander Santiago as part of Grupo Santander Spain has developed strong competitive advantages in foreign trade business as a result of its international network. The strong growth rate of Chile’s export sector has also fueled growth of the Bank’s foreign trade business. This is reflected in the 43.1% increase in foreign trade loans. At the same time the Bank, in order to increase the profitability of its foreign trade operations, has been serving as a guarantor for Chilean companies instead of directly financing them with lower yielding loans. These operations are recorded as contingent loans. Contingent loans denominated in foreign currency increased 25.9% since the beginning of 2004. As a result, the Bank improved the profitability of the foreign trade business, generated fee income (See fee income section), and improved the use of its capital.

Foreign trade business (Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	% Change
Foreign trade	686,623	524,198	31.0%
Contingent loans in foreign currency	734,769	583,430	25.9%

Total foreign trade business	1,421,392	1,107,628	28.3%

Retail banking

Loan growth by business segment (Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	% Change
Retail banking*	4,054,973	3,910,941	3.7%
Middle/upper income*	2,495,108	2,421,057	3.1%
SMEs	1,559,865	1,489,884	4.7%
Banefe	341,951	335,335	2.0%

*	Growth rate adjusted for the sale of Ch$14,500 million of residential mortgage loans in the quarter.

Loan growth in high yielding retail segments and products has also been steadily rising since the beginning of the year. Loans in retail banking increased 3.7% since year-end 2003 with a 4.7% rise in lending to SMEs and a 3.1% increase in loans to middle/upper income individuals. In Banefe, loans grew 2.0% since year-end 2003 and 7.9% in 12 months. Demand for loans by individuals continue to pick up as interest rates have become more attractive and unemployment levels have shown some improvement. The conclusion of merger related distractions has also led to an improvement in productivity in the branch network as commercial executives have been able to dedicate more time to selling bank products. Consumer loans grew 5.6% between March 31, 2004 and year-end 2003 and 13.3% in 12 months. High yielding leasing operations led growth, rising 6.4% since the beginning of the year and 7.5% in 12 months. The recovery of the economy and lower rates has also augmented the acquisition of capital goods financed with leasing.

CUSTOMER FUNDS

Strong growth of customer deposits and mutual funds in the quarter

Funding	Quarter ended,			Change %
(Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	March 31, 2003	March 2004/2003	March 2004 / Dec. 2003
Non-interest bearing demand deposits	2,303,579	1,995,652	2,002,918	15.0%	15.4%
Time deposits and savings accounts	3,801,501	3,503,508	4,189,922	(9.3)%	8.5%

Total customer deposits	6,105,080	5,499,160	6,192,840	(1.4)%	11.0%

Mutual funds	1,272,913	1,031,554	843,947	50.8%	23.4%

Total customer funds	7,377,993	6,530,714	7,036,787	4.8%	13.0%

Total customer funds increased 13.0% between 4Q 2003 and 1Q 2004. Time deposits increased 8.5% since the beginning of the year. This growth was mainly focused in the corporate banking segment. Time deposits rose 23.2% in this segment led by an increase in time deposits on behalf of pension funds. The Bank is taking advantage of the lower interest rate environment and is increasing the duration of its time deposits with institutional investors, which are also denominated in Unidad de Fomentos (inflation linked).

Negative inflation and low interest rates positively impacted the balance of non-interest bearing deposits as clients kept excess liquidity in checking accounts, especially in retail segments. This explains the 15.4% rise in non-interest bearing liabilities in the quarter.

The Bank has also been proactively encouraging clients to invest in mutual funds instead of short-term deposits as mutual funds offer better yields and the Bank generates fee income. Mutual funds under management increased 23.4% compared to the end of 4Q 2003 and 50.8% YoY. The higher yield of fixed income funds compared to deposits has increased the flow of money to mutual funds, allowing the Bank to remove more expensive funding from its balance sheet.

NET FINANCIAL INCOME

Net interest margin remains stable despite negative inflation and lower rates

Net Financial Income	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Net interest income	120,574	23,778	128,562	(6.2%)	407,1%
Foreign exchange transactions[3]	(15,113)	86,968	(17,815)	(15.2%)	(117,4%)

Net financial income	105,461	110,746	110,747	(4.8%)	(4.8%)

Average interest-earning assets	9,914,730	9,349,321	10,411,601	(4.8%)	6.0%

Net interest margin*	4.3%	4.7%	4.3%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	24.0%	23.4%	18.6%

Quarterly inflation rate**	(0.59%)	(0.15%)	0.24%

Avg. Overnight interbank rate	1.78%	2.65%	2.74%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 1Q 2004 decreased 4.8% compared to 1Q 2003. In this same period average earning assets also decreased 4.8% and the net interest margin remained stable at 4.3% despite the strong decline in interest rates and most importantly, the negative inflation in 1Q 2004 compared to 1Q 2003. In the quarter various factors affected the net interest margin:

Positive factors:

–	Loan mix. The Bank has been actively improving its asset mix, which has helped to stabilize the net interest margin. The loan portfolio increased 0.6% in 12 months while consumer loans increased 13.3% and leasing operations expanded by 7.5% in the same period.
–	Funding mix. In the same period, the ratio of average non-interest bearing demand deposits and equity to average interest earning assets improved to 24.0% in 1Q 2004 compared to 18.6% in 1Q 2003. Total non-interest bearing liabilities increased 15.0% in 12 months compared to a 9.3% decrease in time deposits.

[3]	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts which hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under SBIF guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s actual net interest margin.

Negative factors:

–	Negative inflation rate. In 1Q 2004 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) was -0.59% compared to +0.24% in the same quarter of 2003 and negative 0.15% in the fourth quarter of 2003. As the Bank has a positive gap in UF assets, this resulted in a lower margin as the spread between inflation-adjusted assets and peso denominated liabilities transitorily decreased. The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UFs. This was partially offset by the gain from price level restatement. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, when inflation is negative the Bank records a gain from price level restatement.

–	Lower interest rates. In the first quarter the Chilean Central Bank reduced short term rates 50 basis points to 1.75%. This tightened the spread earned over the Bank’s non-interest bearing liabilities and capital. Additionally, interest earning assets continue to re-price at a lower rate. This is partially offset by lower deposit costs.

The evolution of the net interest margin compared to the fourth quarter of 2003 was mainly influenced by the seasonality of the quarterly inflation rates and the lower interest rate environment.

PROVISION FOR LOAN LOSSES

Provision expense decreases as asset quality improves

Provision for loan losses	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Provisions	+9,726	+7,570	(8,629)	—	24.0%
Charge-offs	(32,489)	(28,899)	(22,481)	43.0%	11.2%

Total provision charge	(22,765)	(21,329)	(31,110)	(26.8%)	6.7%

Loan loss recoveries*	+8,552	+11,730	+6,820	25.2%	(27.1%)

Total provisions, net of recoveries	(14,211)	(9,599)	(24,290)	(41.5%)	48.0%

Total loans	7,974,690	7,580,687	7,943,116	0.4%	5.2%
Total reserves for loan losses	(158,164)	(167,388)	(170,666)	(7.3%)	(5.5%)
Past due loans**	150,916	168,863	183,013	(17.5%)	(10.6%)

PDL/Total loans	1.89%	2.23%	2.30%
Reserves / loans	1.98%	2.21%	2.15%
Required reserves / loans***	1.96%	2.21%	2.15%
RLL/Past due loans	104.8%	99.1%	93.3%

*	In the first quarter of 2004 and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement.
**	Past due loans: installments or credit lines more than 90 days overdue.
***	Required reserve / loans ratio replaced the risk index.

In the 1Q 2004, and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable.

As of January 1, 2004 the SBIF also modified the system for calculating a bank’s required provisioning level. The new system results in a loan loss reserves to total loan ratio which determines the minimum amount of reserves the Bank must constitute. As of March 31, 2004 this ratio was 1.96% compared to a loan loss reserve ratio of 2.15% as of March 2003 and 2.21% as of December 31, 2003. Please read in the Corporate News Section at the end of this document a full description of the new provisioning guidelines.

Total provisions for loan losses, net of loan loss recoveries, decreased 41.5% compared to 1Q 2003. Asset quality improved in the quarter. Past due loans at March 31, 2004 decreased 10.6% compared to December 31, 2003 and 17.5% compared to March 31, 2003. As a result of this decrease in past due loans the coverage ratio (reserves / past due loans) improved to 104.8% compared to 99.1% as of December 31, 2003 and 93.3% as of March 31, 2003. The decrease in loan loss provisions compared to 1Q 2003 was also due to the high level of provisions recognized in that quarter as a result of the homogenization of credit risk criteria carried out last year as part of the merger integration process.

The increase in charge-offs compared to 1Q and 4Q 2003 was mainly a result of the implementation of the new provisioning and classification guidelines established by the Bank and the SBIF. One of the more important changes was the reclassification of all lines of credit as consumer or commercial loans. These were previously included as Other Loans in the balance sheet. This implies that the provisioning standard for consumer loans was applied to lines of credit now classified as consumer loans. As a result, the Bank recognized an extraordinary charge-off in the amount of Ch$9,248 million. This was entirely offset by the reversal of provisions already set aside for this purpose.

The 25.2% rise in loan loss recoveries reflects, in part, the Bank’s efforts to improve its collection procedures. As mentioned in the 4Q 2003 earnings report, the Bank reorganized and consolidated its recovery departments. The decrease in loan loss recoveries compared to 4Q 2003 was mainly due to the extraordinary loans loss recovery of Ch$2,050 million recognized in 4Q 2003 and seasonal factors.

FEE INCOME

Fee income rises 4.1% YoY

Fee income	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Fee income	33,636	31,976	32,591	3.2%	5.2%
Fee expenses	(6,183)	(6,529)	(6,230)	(0.8%)	(5.3%)

Total fee income, net	27,453	25,447	26,361	4.1%	7.9%

Net fees / operating expenses	44.3%	42.3%	41.3%

The Bank’s net fee income rose 4.1% compared to 1Q 2003. This rise was due to an increase in fees mainly from the Bank’s subsidiaries. Mutual funds fees increased 27.0% compared to 1Q 2003. This rise is directly related to the 50.8% increase in funds managed in the last 12 months. The Bank increased the dedicated sales force of the mutual fund subsidiary and proactively redirected time deposits to mutual funds.

Insurance brokerage fees rose 82.9% in 1Q 2004 compared to 1Q 2003. The launching of new products and innovative marketing campaigns has positively impacted the sale of various insurance products. Approximately 84% of the Bank’s retail clients do not have an insurance product.

In 1Q 2004 fees from contingent loan operations increased 32.4% compared to 1Q 2003. In order to increase the profitability of foreign trade operations the Bank has been serving as a guarantor for Chilean companies for their foreign trade operations with foreign banks. As a result, the Bank improved the profitability of the foreign trade business by generating greater fee income.

Credit card fees increased 5.5% in 1Q 2004 compared to 1Q 2003. The Bank has launched several campaigns to increase usage. The Bank calculates that less than 4% of all transaction made in Chile are made with credit cards. As a consequence, this is viewed as an important growth area.

During the quarter, the Bank adopted a promotional policy in consumer tariffs, in order to increase usage of Bank products. For this reason ATM card fees fell 4.4% and lines of credit fees decreased 47.6% in 1Q 2004 compared to 1Q 2003. The growth rate of checking account fees was also more moderate than in previous quarters, increasing 4.7%. Higher non-interest bearing balances in the retail segment also affected this fee item. This positively affected margins, but also signified lower fees for minimum balances.

The 7.9% increase in fees compared to the 4Q 2003 was mainly due to important growth in fees from guarantees and contingent operations related to foreign trade operations.

OPERATING EXPENSES AND EFFICIENCY

Operating decreased 2.9% compared to 1Q 2003

Operating Expenses	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Personnel expenses	30,514	30,069	30,947	(1.4%)	1.5%
Administrative expenses	21,941	19,389	23,463	(6.5%)	13.2%
Depreciation and amortization	9,502	10,665	9,408	1.0%	(10.9%)

Operating expenses	61,957	60,123	63,818	(2.9%)	3.1%

Efficiency ratio*	43.2%	42.4%	45.8%

Efficiency ratio excluding amortization and depreciation**	36.6%	34.9%	39.0%

*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income + Other operating income, net.
**	Efficiency ratio excluding amortization and depreciation = (Personnel + Administrative expense) / (Net interest income + Net fee income + Other operating income, net).

Operating expenses decreased 2.9% in 1Q 2004 compared to 1Q 2003. Personnel expenses decreased 1.4% and administrative expenses fell 6.5%. The main driver of the positive evolution of the Bank’s cost are the savings and synergies produced by the merger. Total headcount has decreased 8.7% in 12 months and 1.2% since the beginning of 2004. Total salary expense has decreased 5.3% YoY. This decrease was partially offset by a rise in severance payments in 1Q 2004 compared to 1Q 2003. The efficiency ratio improved to 43.2% in 1Q 2004 compared to 45.8% in 1Q 2003. Excluding depreciation and amortization costs the efficiency ratio reached 36.6% compared to 39.0% in the same quarter of last year.

Operating expenses increased 3.1% in 1Q 2004 compared to 4Q 2003, led by a 13.2% rise in administrative expenses. This was explained mainly by higher marketing expenses, which have helped to increase loan growth.

The Bank has commenced a process of externalizing certain functions of its systems management to Altec, Grupo Santander’s systems management company for Latin America located in Chile. This new contract will benefit the Bank in various ways: (i) generating further cost savings compared to stand-alone situation, due to larger economies of scale, (ii) transforming fixed costs into variable costs, (iii) improving our quality of service and the “time to market” of our products, and (iv) allowing the Bank to direct resources on projects that add most value.

In 1Q 2004 the Bank has also commenced investing in expanding the branch network and distribution capabilities in order to sustain future growth. In 2004 the Bank expects to open up to 13 new branches in Banefe and up to 15 in the Bank. At the same time, the Bank has hiring 120 new account executives for the existing branch network as well as 150 more people in Banefe’s sales force. The new branches comply with the new format being extended to all of our branches. This involves centralizing back office functions, decreasing the total size of the branches and increasing total area dedicated to commercial activities.

OTHER OPERATING INCOME

Fall in interest rates increases mark-to-market gains of the fixed income portfolio

Other operating income*	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Net gain from trading and mark-to-market of securities	15,197	11,634	8,226	84.7%	30.6%
Other operating losses	(4,711)	(6,897)	(5,848)	(19.4%)	(31.7%)

Total	10,486	4,737	2,378	341.0%	121.4%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net gain from trading and mark-to-market of securities totaled Ch$15,197 million in 1Q 2004 compared to Ch$8,226 million in 1Q 2003. In 1Q 2004 long-term rats fell approximately 50 basis points which resulted in the strong mark-to-market gains in the period.

The 19.4% reduction in other operating losses in 1Q 2004 compared to 1Q 2003 was mainly due to tax expenses incurred in 1Q 2003 related to the subordinated bond exchange offer done in January 2003.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %
(Ch$ million March 31, 2004)	IQ 2004	IVQ 2003	IQ 2003	IQ 2004/2003	IQ 2004/ IVQ 2003
Non-operating income, net	(8,299)	6,019	368	(2,355.2)%	(237.9)%
Income attributable to investments in other companies	20	936	136	(85.3)%	(97.9)%
Losses attributable to minority interest	(50)	(47)	(47)	6.4%	6.4%

Total other income, net*	(8,316)	12,619	457	(214.3)%	(144.6)%

Price level restatement	3,650	1,209	(3,043)	(219.9)%	201.9%

Income tax	(11,289)	(13,800)	(8,296)	36.1%	(18.2)%

*	In the 1Q 2004, and in line with guidelines established by the SBIF, the Bank reclassified loan loss recoveries from non-operating income to loan loss provisions in the income statement. The table above standardized this change for previous quarters in order to make the figures comparable

Other income, net totaled a loss of Ch$8,316 million in 1Q 2004 compared to a gain of Ch$457 million in 1Q 2003. The Bank in 1Q 2004 recognized a higher level of losses from the provisioning and charge-off of repossessed assets and other non-credit related provisions.

The decrease in non-operating income net in 1Q 2004 compared to 4Q 2003 was mainly due to higher gains from the sale of repossessed assets in 4Q 2003 and the reversal of provisions related both to the merger process and the cancellation of some IT projects that will no longer be carried out.

The gain from price level restatement totaled Ch$3,650 million in 1Q 2004 compared to a loss of Ch$3,043 million in 1Q 2003. In 1Q 2004 the inflation rate measured by the variation of the Unidad de Fomento (inflation indexed currency, UF) was -0.59% compared to +0.24% in the same quarter of 2003. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, when inflation is negative the Bank records a gain from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE in the quarter reaches 20.1% with a BIS ratio of 16.7%.

Shareholders’ equity	Quarter ended			Change %
(Ch$ million March 31, 2004)	March 31, 2004	Dec. 31, 2003	March 31, 2003	March 2004/2003	March 2004 / Dec. 2003
Capital and Reserves	1,019,670	806,380	973,766	4.7%	26.5%
Net Income	51,277	205,944	40,493	26.6%	(75.1%)

Total shareholders’ equity	1,070,947	1,012,324	1,014,259	5.6%	5.8%

As of March 31, 2004, shareholders’ equity totaled Ch$1,070,947 million. The Bank’s ROE in 1Q 2004, measured as net income over average capital and reserves in the period increased to 20.1% compared to 17.0% in 1Q 2003. The Bank’s BIS ratio as of March 31, 2004 was 16.7% above the minimum BIS ratio of 12% required by the SBIF for this Bank. In the same period the Tier I ratio reached a solid level of 13.1%. These ratio are not ex-dividend.

Capital Adequacy (Ch$ million March 31, 2004)	March 31, 2004
Tier I	1,019,670
Tier II	277,552

Regulatory capital	1,297,222

Risk weighted assets	7,756,142

BIS ratio	16.7%

CORPORATE NEWS

Standard & Poor’s Up-grades Santander Santiago Rating to A

Standard & Poor’s Ratings Services raised both its long-term counterparty credit rating on Banco Santander Santiago to “A” from “A-,” and its short-term counterparty credit rating to “A-1” from “A-2.” Additionally, the agency changed the Bank outlook from positive to stable. The upgrade was announced after Standard & Poor’s decided to raise Santander Central Hispano’s rating to A+ and the Republic of Chile sovereign risk was up-graded also to A. Banco Santander Santiago is the only private company in the Region with an A rating.

Annual Shareholders’ Meeting

Banco Santander Santiago held its annual shareholder’s meeting on April 20, 2004. During this meeting shareholders approved the dividend payment of Ch$1.09832343 per share, based on fiscal year results ending December 31, 2003, equivalent to a payout of 100% of 2003 net income. This represents a dividend yield of 6.7% on April 20, 2004. The dividend will be paid on May 4, 2004. The record date was set at April 27, 2004.

PriceWaterhouseCoopers was approved as the Bank’s external auditors for 2004. Lucía Santa Cruz was ratified as a Board member and Fernando Cañas was ratified as Alternate Director.

At the Extraordinary Shareholders’ meeting held on April 20, 2004 shareholders approved the name change of the Bank to Banco Santander Santiago. The names Banco Santander Chile and Santander Santiago are also still legally valid.

New Provisioning Guidelines

As of January 1, 2004 the Superintendency of Banks (SBIF) has modified the system for calculating a bank’s required provisioning level. In accordance with the new regulations the models and methods used to classify our loan portfolio must abide by the guiding principles described below, which have been established by the SBIF and the Bank. The model results in a loan loss reserve to loan ratio which determines the minimum amount of reserves the Bank must constitute. As of March 31, 2004 this ratio was 1.96% compared to a loan loss reserve ratio of 2.15% as of March 2003 and 2.21% as of December 31, 2003.

Models based on the individual analysis of borrowers

This model requires the assignment of a risk category level to each borrower and its respective loans. This must consider the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, and their payment capacity and payment behavior. Each individual Bank designs a loans classification system, which must be approved by the Board and by the SBIF. Banco Santander Santiago’s loans classification system is based on the same rating system used by our parent company, Grupo Santander, worldwide. One of the following risk categories must be assigned to each loan and borrower upon finishing the analysis:

Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.

Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.

Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2 and A3, the board of directors of a bank is authorized to determine the levels of required reserves. For loans classified in Categories C1, C2, C3, C4, D1 and D2, the bank must have the following levels of reserves:

Classification	Estimated range of loss	Reserve
C1	Up to 3%	2%
C2	More than 3% up to 19%	10
C3	More than 19% up to 29%	25
C4	More than 29% up to 49%	40
D1	More than 49% up to 79%	65
D2	More than 79%	90

Models based on group analysis

This is suitable for the evaluation of a large number of borrowers whose individual loan amounts are relatively small. These models are intended to be used primarily to analyze loans to individuals and small companies. Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

A model based on the characteristics of the borrowers and their outstanding loans. Borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

A model based on the behavior of a group of loans. Loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

The provisioning of consumer and mortgage loans has not been modified from the old version of the risk index. The risk category of these loans is directly related to the amount of days an installment is past due.

Additional Reserves

Once the regulations become effective, banks will be able to create reserves above the limits described above only to cover specific risks that have been authorized by their board of directors. The concept of voluntary reserves has been eliminated by the new regulation.

As of March 31, 2004 the Bank loans were classified in the following manner:

Category Ch$ million March 31, 2004	% Provision required	Commercial Loans
A1 & A2	0.0%	3,949,654
A3	0.5%	532,461
B	1.0%	560,304
C1	2.0%	279,118
C2	10.0%	62,912
C3	25.0%	33,686
C4	40.0%	17,854
D1	65.0%	23,905
D2	90.0%	54,265
TOTAL		5,514,160

Note: unconsolidated

Category Ch$ million March 31, 2004	% Provision required	Consumer Loans	Mortgage Loans
A	0.0%	679,796	1,260,291
B	1.0%	220,701	110,461
B-	20.0%	31,315	39,269
C	60.0%	28,160	2,255
D	90.0%	20,998	1
TOTAL		980,971	1,412,278

Note: unconsolidated

INSTITUTIONAL BACKGROUND

According to the latest figures published by the SBIF for the month of March 2004, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank also has the largest distribution network with 341 branches and 1,027 ATMs. The Bank has the highest credit ratings among all Latin American companies with an A rating from Standard and Poor’s, A- by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Grupo Santander

Santander (SAN.MC, STD.N) is the main financial group in Spain and Latin America, and the second in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives, including a 15-year old alliance with The Royal Bank of Scotland. The Santander Group also holds the third largest financial group in Portugal, as well as Santander Consumer, a leading consumer finance franchise in Germany, Italy and eight other European countries.

In Latin America, Santander is the leading banking franchise. In this region, the Group manages a business volume of more than 104,000 million Euros (in loans, deposits, securities and on and off-balance sheet funds), maintains 4,052 offices, 12 million individual clients and over half a million business clients. In 2003, Santander obtained a net attributable profit of US$1.489 million in Latin America, a 14.3% increase over the year 2002.

ITEM 2

BANCO SANTANDER SANTIAGO ANNOUNCES ITS ANNUAL DIVIDEND AND NAME CHANGE

Santiago, Chile, April 20, 2004.4- Banco Santander Santiago (NYSE: SAN) held its annual shareholder’s meeting today. During this meeting shareholders approved the dividend payment of Ch$1.09832343 per share, based on fiscal year results ending December 31, 2003. If approved at the shareholder’s meeting, the dividend would be paid on May 4, 2004. The record date was set at April 27, 2004.

In the Extraordinary Shareholders’ meeting held afterwards, shareholders approved the name change of the Bank to either Banco Santander Santiago, Santander Santiago alone or Banco Santander Chile. Previously, it was Banco Santander Chile.

[4]	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: May 11, 2004	By:	/s/ Gonzalo Romero

		Name:	Gonzalo Romero
		Title:	General Counse